UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2021

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes a media release dated May 6, 2021.

Media Release

Series B of the mandatory convertible notes receive subscriptions for CHF 532 million by existing shareholders (59.7% take-up) – Balance of CHF 359 million purchased by selected group of investors as per initial commitment

THESE MATERIALS ARE NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN OR TO AUSTRALIA, CANADA, HONG KONG, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.

THESE MATERIALS ARE NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR TO U.S. PERSONS (“U.S. PERSONS”) AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THE SECURITIES OF CREDIT SUISSE GROUP AG OR ITS AFFILIATES DESCRIBED IN THESE MATERIALS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT.

Zurich, May 06, 2021 Credit Suisse Group AG today announces that shareholders exercised preferential subscription rights for CHF 532 million of Series B of the two series of mandatory convertible notes (“MCNs”), whose placement was announced on April 22, 2021 in a separate press release (the “April 22 Release”). The take-up equals 59.7% of the CHF 891 million aggregate principal amount of the Series B MCNs. The balance of CHF 359 million was purchased by a selected group of core shareholders, institutional investors and ultra-high-net-worth individuals pursuant to the definitive agreements discussed in the April 22 Release.

The Series A MCNs and the Series B MCNs will settle and be admitted to provisional trading on the
SIX Swiss Exchange on May 12, 2021.

Unless previously converted or re-purchased and cancelled in accordance with their terms, the Series A MCNs and the Series B MCNs will, as discussed in the April 22 Release, mandatorily convert into shares of Credit Suisse Group AG at maturity on November 12, 2021.

Investor Relations contacts Tel: +41 443 33 71 49; investor.relations@credit.suisse.com Media contacts Tel: +41 844 33 88 44; media.relations@credit-suisse.com

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Media Release

Prohibition of Sales to EEA Retail Investors
The MCNs are not intended to be offered, sold or otherwise made available and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of the Markets in Financial Instruments Directive 2014/65/EU (as amended or replaced from time to time) (“MiFID II”), (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II, or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014 (the “EU PRIIPs Regulation”) for offering or selling the MCNs or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the MCNs or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

Prohibition of Sales to UK Retail Investors
The MCNs are not intended to be offered, sold or otherwise made available and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”), (ii) a customer within the meaning of the provisions of the United Kingdom Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA that were relied on immediately before exit day to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA, or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the MCNs or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the MCNs or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

These materials are only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).  The MCNs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such MCNs will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on these materials or any of its contents.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
- our plans, targets or goals;
- our future economic performance or prospects;
- the potential effect on our future performance of certain contingencies; and
- assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
- the ability to maintain sufficient liquidity and access capital markets;
- market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
- the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
- the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
- potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
- the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;

Page 2/3 May 06, 2021

Media Release

- adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
- the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;

- the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
- the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
- the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
- political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
- the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
- the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
- the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
- operational factors such as systems failure, human error, or the failure to implement procedures properly;
- the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
- the adverse resolution of litigation, regulatory proceedings and other contingencies;
- actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
- the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
- the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
- the potential effects of changes in our legal entity structure;
- competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
- the ability to retain and recruit qualified personnel;
- the ability to maintain our reputation and promote our brand;
- the ability to increase market share and control expenses;
- technological changes instituted by us, our counterparties or competitors;
- the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
- acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
- other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in I – Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Annina Müller
Annina Müller
Date: May 6, 2021		Vice President